EXHIBIT 77B

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Columbia International Stock Fund, Inc.


In planning and performing our audit of the financial statements of the Columbia International Stock Fund, Inc. (the "Fund") for the year ended August 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, and not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of August 31, 2003.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
October 21, 2003
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                                                                   EXHIBIT 77Q1e


                                 AMENDMENT NO. 1
                                       TO
                     COLUMBIA INTERNATIONAL STOCK FUND, INC.

                          INVESTMENT ADVISORY CONTRACT


         This Amendment is entered as of July 30, 2003 between Columbia International Stock Fund, Inc. (the "Fund") and Columbia Management Advisors, Inc., an Oregon corporation (the "Adviser").

                                   Background
                                   ----------

1. On December 10, 1997 the Fund and Columbia Funds Management Company, a predecessor of the Adviser, entered into an Investment Advisory Contract (the "Agreement"). The parties wish to amend the Agreement to provide for a revised fee structure.

         Therefore, in consideration of the above, the Agreement is amended as follows:

                                    Agreement
                                    ---------

1. The first sentence of Section 3 of the Agreement pertaining to compensation of the Adviser shall be deleted. In its place the following shall be inserted:

         "For the services to be rendered, the facilities to be furnished, and the payments to be made by the Adviser, as provided in Sections 1 and 2 hereof, each calendar month the Fund shall pay to the Adviser a fee calculated at an annual rate as a percentage of daily net assets that declines as net assets increase as follows:

         1.00% of the Fund's first $500 million of net assets; 0.95% of the next $500 million of net assets; and 0.90% of net assets in excess of $1 billion."

2. In all other respects, the Agreement shall remain in full force and effect.

Dated:  October 8, 2003
                              COLUMBIA INTERNATIONAL STOCK FUND, INC.

                                    JOSEPH R. PALOMBO
                              ------------------------------------
                              By: Joseph R. Palombo
                              Title: President


                              COLUMBIA MANAGEMENT ADVISORS, INC.

                                    KEITH T. BANKS
                              ------------------------------------
                              By: Keith T. Banks
                              Title: Chief Executive Officer